Exhibit 99.216

NexTech’s InfernoAR Video Conferencing Platform Expanding Sales To USA and International Government Contracts

Company Now Pursuing Large Government Contracts Both Domestically And Abroad

Vancouver, B.C. –October 1st, 2020 – NexTech AR Solutions (NexTech) (OTCQB: NEXCF) (CSE: NTAR) (FSE: N29), an emerging leader in augmented reality for eCommerce, AR learning applications, and AR-enhanced video conferencing and virtual events is pleased to announce it’s InfernoAR video conference platform is now entering the USA and international government contract sales channels of NCAGE, GSA, with the aim of landing large government agency contracts both in the USA and internationally.

Nextech’s recently acquired wholly owned subsidiary Jolokia Corporation, now InfernoAR, has a registered NCAGE Code for doing business with international governments, NATO Commercial and Government agencies globally. It also has been GSA approved which opens the door to Multiple Award Schedules (MAS) and Federal Supply Schedules which are long-term governmentwide contracts.

Evan Gappelberg CEO of NexTech comments “With our new video and virtual events conferencing capabilities the InfernoAR platform is rapidly winning new business, scaling, and gaining attention from large multinational corporations and US government branches which we are currently quoting”. He continues “to ensure we can deliver to large scale enterprise customers we have been working on integrating new automation features into the InfernoAR platform. I’m happy to report that we have integrated the first in a series of automation tools allowing booth vendors to set up and customize a large volume of booths in minutes where previously it would take days and weeks. We are rapidly building in more automation which will allow for large accounts to customize the platform autonomously enabling the platform to scale massively”.

According to Grandview Research the global virtual events market in 2020 is $90 billion and expected to reach more than $400 billion by 2027, growing at a 23% CAGR. With NexTech’s InfernoAR platform having augmented reality, AI, end-to-end encryption and built in language translation for 64 languages, NexTech is well positioned to rapidly take market share as the growth, and digital transformation accelerates globally.

The global health crisis has helped to usher in a new digital transformation marked by accelerating adoption of various technologies including the rapid rise in demand for video and virtual events, as well for augmented reality solutions. The company is uniquely positioned to benefit from this transformation and is seeing a surge in demand for its products and services across governments, schools and businesses.

Recent Company Highlights in 2020:

September 23rd, 2020: The company announced that from September 1st to September 22nd the company has already achieved $900,000 in new Bookings for it’s InfernoAR video conferencing and virtual events business.

September 16th, 2020: Grundfos, the largest pump manufacturer in the world, based in Denmark, with more than 19,000 employees globally and offices in 56 countries has chosen InfernoAR for both it’s Virtual summit for it’s UK team to highlight the company’s focus on innovation and it’s Virtual summits for Norway and Sweden.

September 15th, 2020: Fenestration Digital, one the UK’s leading construction & media platforms, has chosen InfernoAR for five virtual trade show events in 2020/21 contracted at over $280,000.

September 11th, 2020: NexTech is now an approved Microsoft Partner creating enormous new business opportunities for the company. This partnership provides access to the Azure Marketplace so that InfernoAR can be sold directly through the Marketplace.

September 9th, 2020: The company acquired fast-growing eCommerce software platform Next Level Ninjas. Next Level Ninjas matches brands and product testers on it’s VIP Product Testers site, helping brands gain business momentum. The platform works across multiple eCommerce platforms including Amazon, eBay, Shopify, Walmart, Jet and Etsy. It services nine Amazon marketplaces: US, CA, JP, AU and five EU marketplaces: UK, DE, FR, IT, ES.

September 3th, 2020:

TAG Digital Health a member TAG has chosen InfernoAR for its November 1st event at a cost of $50,000 for the initial event. There will be sponsorship opportunities with virtual booths and AR. TAG hosts more than 150 events each year and serves as an umbrella organization for 24 professional societies.

August 27, 2020: Carnegie Mellon University has chosen NexTech’s InfernoAR platform for a virtual series beginning September 2020.

August 25, 2020 Q2 2020 highlights:

●	Revenue grows 290% to $3.5 million
●	Gross Profit grows 484% to $2.1 million with a 61% margin
●	Working Capital of $5.6 million
●	Total Bookings $3.7 million

August 11, 2020: Company announced that it has begun a major expansion of its AR ecommerce business. In the past 60 days the company has signed new distributor deals with major brands such as; Dyson, Philips Norelco, MR. Coffee, VitaMix, MetroVac, Breviel, and Cusinart. These new distribution deals position the company to take full advantage of the new SFH (shop from home) paradigm shift in e-commerce as well as leverage its full augmented reality technology stack into these brands, which includes its WebAR, ARitize360 app and its 3D/AR advertising network. The company expects these new products to have a significant impact on future revenues.

July 30, 2020: Ryerson University, a globally recognized leader in Higher Education with over 46,000 students have partnered to launch RALE, the Ryerson Augmented Learning Experience platform, based on NexTech’s InfernoAR. The technology license agreement has an initial value of $250,000 with the potential for more revenue tied to additional AR services.

July 17, 2020: The company launched a new immersive video conferencing software called ScreenAR.

July 13, 2020: The company is launching a new video conferencing software into its InfernoAR platform (September 2020). The new video conferencing features will integrate collaborative classroom learning, one to one networking and traditional video conferencing directly into the platform letting users seamlessly launch and manage both collaborative experiences and large audience events directly from InfernoAR.

July 8, 2020: The company is pleased to announce that it has filed to uplist its stock to the Nasdaq Capital Market.

About NexTech AR

NexTech is one of the leaders in the rapidly growing Augmented Reality market estimated to grow from USD $10.7B in 2019 and projected to reach USD $72.7B by 2024 according to Markets & Markets Research; it is expected to grow at a CAGR of 46.6% from 2019 to 2024.

The company is pursuing four verticals:

InfernoAR: An advanced Augmented Reality and Video Learning Experience Platform for Events, is a SaaS video platform that integrates Interactive Video, Artificial Intelligence and Augmented Reality in one secure platform to allow enterprises the ability to create the world’s most engaging virtual event management and learning experiences. Automated closed captions and translations to over 64 languages. According to Grandview Research the global virtual events market in 2020 is $90B and expected to reach more than $400B by 2027, growing at a 23% CAGR. With NexTech’s InfernoAR platform having augmented reality, AI, end-to-end encryption and built in language translation for 64 languages, the company is well positioned to rapidly take market share as the growth accelerates globally.

ARitize™ For eCommerce: The company launched its SaaS platform for webAR in eCommerce early in 2019. NexTech has a ‘full funnel’ end-to-end eCommerce solution for the AR industry including its Aritize360 app for 3D product capture, 3D/AR ads, its Aritize white label app it’s ‘Try it On’ technology for online apparel, 3D and 360-degree product views, and ‘one click buy’.

ARitize™ 3D/AR Advertising Platform: Launched in Q1 2020 the ad platform will be the industry’s first end-to-end solution whereby the company will leverage its 3D asset creation into 3D/AR ads. In 2019, according to IDC, global advertising spend will be about $725 billion.

ARitize™ Hollywood Studios: The studio is in development producing immersive content using 360 video, and augmented reality as the primary display platform.

To learn more, please follow us on Twitter, YouTube, Instagram, LinkedIn, and Facebook, or visit our website: https://www.nextechar.com.

On behalf of the Board of NexTech AR Solutions Corp.
“Evan Gappelberg”
CEO and Director

For further information, please contact:

Evan Gappelberg

Chief Executive Officer

info@nextechar.com

The CSE has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Certain information contained herein may constitute “forward-looking information” under Canadian securities legislation. Generally, forward-looking information can be identified by the use of forward-looking terminology such as, “will be”, “looking forward” or variations of such words and phrases or statements that certain actions, events or results “will” occur. Forward-looking statements regarding the Company increasing investors awareness are based on the Company’s estimates and are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, levels of activity, performance or achievements of NexTech to be materially different from those expressed or implied by such forward-looking statements or forward-looking information, including capital expenditures and other costs.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. NexTech will not update any forward-looking statements or forward-looking information that are incorporated by reference herein, except as required by applicable securities laws.

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